April 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone Real Estate Income Fund
Registration Statement on Form N-2, File Nos. 811- 22900 and 333-216456
Blackstone Real Estate Income Fund II
Registration Statement on Form N-2, File Nos. 811- 22907 and 333-216457

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”) and Blackstone Real Estate Income Fund II (“BREIF II”, and, together with BREIF I, the “Funds” and each a “Fund”), please find the following responses to the oral comments received on April 4, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above referenced registration statements of the Funds originally filed with the Commission on March 3, 2017, and each as amended from time to time thereafter, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statements”). For convenience of reference, the comments of the Staff have been reproduced herein. In addition, the Funds have included draft changed pages to BREIF I’s Registration Statement that reflect the changes described herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statements.

Registration Statement

1.	Please explain why the Total Annual Expenses in the section titled “Summary of Fees and Expenses” is lower than the gross expense ratio in the December 31 financial highlights.

The Total Annual Expenses in the “Summary of Fees and Expenses” table is lower than the gross expenses ratio (Total expenses to average net assets for the Fund before reimbursement from Investment Manager) in the Financial Highlights because the former reflects the Master Fund’s leverage at December 31, 2016 (26.3% of the Master Fund’s total assets), while the latter reflects the Master Fund’s leverage throughout the year (which ranged from 30.9% at the beginning of 2016 to 26.3% at the end of 2016) rather than at a point in time. As a result, the Management Fee and Interest Expense line items reflected in the “Summary of Fees and Expenses” table are lower than their counterparts in the gross expenses ratio in the Financial Highlights. The Funds believe that using leverage as of December 31, 2016 in the “Summary of Fees and Expenses” table is appropriate because utilizing the Funds’ leverage as of the most recent year end is a better indicator of the Funds’ expected near-term leverage levels, and therefore more useful to a prospective investor than the Funds’ average leverage in 2016.

2.	In an appropriate location, please describe your asset segregation and coverage policies for each type of derivative that the Fund will invest in principally.

The Master Fund currently utilizes forward foreign currency exchange contracts, swap agreements (including interest rate swaps, total return swaps, and credit default swaps), and options contracts. With respect to forward foreign currency exchange contracts, the Funds will add the following disclosure to the Registration Statements:

“In addition, the Master Fund segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enters into offsetting transactions or otherwise covers such transactions. For foreign currency exchange contracts, the Master Fund follows the following segregation procedures:

(1) If the forward is contractually required to cash settle, the Master Fund will segregate the negative market value of the contract less any posted collateral.

(2) If the forward is not required to cash settle and

(a) is between a currency pair for which the Investment Manager believes there is a market liquid enough that the Master Fund could readily enter into an offsetting transaction to settle the trade, then the Master Fund will segregate the negative market value of the contract (less any posted collateral); or

(b) is between a currency pair for which the Investment Manager does not believe there is a market liquid enough that the Master Fund could readily enter into an offsetting transaction to settle the trade, then the Master Fund will segregate the notional amount (i.e., segregate the full settlement amount of the settlement currency) less any posted collateral.

In addition, the Master Fund may also cover the forward with an offsetting forward or a matched trade.”

With respect to interest rate swaps, the Funds will add the following disclosure to the Registration Statements:

“In addition, the Master Fund segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enters into offsetting transactions or otherwise covers such transactions. With respect to interest rate swaps, the Master Fund will segregate or otherwise cover its obligations in the amount that is deliverable under the interest rate swap contract.”

With respect to total return swaps, the Funds will add the following disclosure to the Registration Statements:

“In addition, the Master Fund segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enters into offsetting transactions or otherwise covers such transactions. With respect to total return swaps, the Master Fund will segregate assets or otherwise cover its obligations to the extent the market value of the total return securities exceeds the collateral posted.”

With respect to credit default swaps, the Funds will add the following disclosure to the Registration Statements:

“In addition, the Master Fund segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enters into offsetting transactions or otherwise covers such transactions. With respect to selling a credit default swap, the Master Fund will segregate assets or otherwise cover its obligations for the notional amount of such credit default swap.”

With respect to options, the Funds will add the following disclosure to the Registration Statements:

“In addition, the Master Fund segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enters into offsetting transactions or otherwise covers such transactions. With respect to selling a put or call option, the Master Fund will segregate assets or otherwise cover its obligations for the notional amount of such option.”

3.	We note your statement that the Master Fund may invest up to 20% of its Managed Assets in illiquid investments. Briefly clarify the types of illiquid investments you will invest in and how you will make purchase and sale decisions with respect to these investments. If your investment analysis is different for your illiquid investments, please explain that process. In addition, please provide appropriate disclosure regarding your valuation methodology for these investments.

The Funds note that the types of illiquid investments the Master Fund may invest in will generally be of the same character as the Master Fund’s other investments, but may be closely held or otherwise lacking a liquid market. The Master Fund’s purchase and sale decisions with respect to such assets is not fundamentally different from the analysis for liquid assets, but the Master Fund will consider an asset’s illiquidity in determining the appropriate price to pay for such assets.

Each investment’s value, whether liquid or illiquid, is determined in accordance with the Master Fund’s Valuation Procedures, which are described in the section entitled “Determination of Net Asset Value and Managed Assets” in the Registration Statements.

4.	We note the revised disclosure that the Master Fund may co-invest with other Blackstone funds to the extent permitted by Section 17. Please tell us of any co-investment transactions completed during the most recent fiscal year, including the parties and terms involved and your analysis of how the transactions complied with Section 17.

The Master Fund makes investments alongside other Blackstone-managed investment vehicles in the ordinary course. In each instance in which the Master Fund has engaged in such co-investment transactions, the transaction was executed in accordance with the principles articulated in Massachusetts Mutual Life Insurance Co., SEC No-Action Letter (Pub. Avail. June 7, 2000), including that the only term negotiated by the Investment Manager and its affiliates was price related. In addition, the Funds will add the following disclosure to the Registration Statement:

“The Master Fund also co-invests with Other Blackstone Vehicles in investments that are suitable for both the Master Fund and such Other Blackstone Funds~~, to the extent permitted by Section 17 of the 1940 Act~~. When structuring any co-investment by the Master Fund with Other Blackstone Vehicles, the Investment Manager and its affiliates will only negotiate price related terms in accordance with Section 17 of the 1940 Act and related guidance and interpretations issued by the SEC.”

5.	With respect to the financial highlights, briefly explain to us the primary causes of the net realized and unrealized gain (loss) from investments for 2016.

The primary cause of the Funds’ net unrealized loss from investments for the year ended December 31, 2016 was the Master Fund’s credit default index (“CDX”) short position, which underperformed primarily due to a rally in energy markets that contributed to a significant increase in the CDX during 2016. This resulted in a loss for the Master Fund’s short position. In addition, the CMBS asset class generally underperformed in 2016, particularly in the first half of the year, resulting in realized and unrealized net losses for certain of the Master Fund’s CMBS investments. The Funds note these causes were disclosed in the Funds’ recent shareholder reports.

6.	We note your statement “the terms of confidentiality or other agreements with or related to companies in which any Blackstone fund has or has considered making an investment or which is otherwise a client of Blackstone will from time to time restrict or otherwise limit the Master Fund’s ability to make investments in or otherwise engage in businesses or activities competitive with such companies.” (Conflicts of Interest – Blackstone Policies and Procedures) Please tell us more about these agreements, including how they are structured to comply with U.S. antitrust laws to the extent applicable.

In response to the Staff’s comment, the Funds will revise the Registration Statements to clarify:

“Additionally, ~~the terms of~~ confidentiality or other agreements with or related to companies in which any Blackstone fund has or has considered making an investment or which is otherwise a client of Blackstone may provide Blackstone with information that will from time to time restrict or otherwise limit the Master Fund’s ability to make investments in ~~or otherwise engage in businesses or activities competitive with~~ such companies.”

As discussed with the Staff, these arrangements do not implicate U.S. antitrust laws.

7.	We note your statement, “[T]he sharing and use of such information presents potential conflicts of interest and investors acknowledge and agree that any corresponding/resulting benefits received by Blackstone and/or its affiliates will not be subject to the Management Fee offset provisions or otherwise shared with investors.” (Conflicts of Interest – Service Providers and Counterparties) It is unclear whether this language results in a waiver of protections provided by the securities laws. Please remove this and similar language from your disclosure or explain why it is appropriate.

In response to the Staff’s comment, the Funds will revise the Registration Statements to state:

“[T]he sharing and use of such information presents potential conflicts of interest ~~and investors acknowledge and agree that~~. ~~a~~Any corresponding/resulting benefits received by Blackstone and/or its affiliates will not be subject to ~~the~~ Management Fee offset provisions or otherwise shared with investors.”

8.	The Fund’s N-CSR for the period ended December 31, 2016 states, “we remain cautious on retail, especially with regards to regional malls. The current portfolio is underweight retail relative to the broader market (12% in BREIF vs ~30% in CMBS on an aggregate basis). BREIF remains overweight to hospitality and multi-family.” Currently your investment process and related disclosures address the types of investments you will make (i.e. CMBS) but does not explain how you will make decisions with respect to particular industries within CMBS. For example, it is unclear how you formed your decision to be overweight to multifamily and what sorts of investments you make to reflect that view. Please consider being more informative about your investment process by explaining how you allocate investments with respect to specific industries underlying asset backed securities.

In response to the Staff’s comment, the Funds will revise the subsection titled “Investment Process” in the “Management of the Fund” section of each Registration Statement to clarify that the described investment process is also applicable to sectors and industries. Please see the draft changed pages attached to this correspondence.

Should you have any questions or comments, please feel free to call Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP